                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 11-K

    (Mark One)

  [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 2004

                                      OR

  [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934


             For the transition period from __________ to __________


                        Commission file number 1-15403


   A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

                            M&I Retirement Program

   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         MARSHALL & ILSLEY CORPORATION
                            770 North Water Street
                           Milwaukee, Wisconsin 53202

Financial Statement and Exhibits
--------------------------------

  (a)     Financial Statements:
          ---------------------

             M&I Retirement Program
             ----------------------

             (1)   M&I Retirement Plan
                   -------------------
                   Report of Independent Registered Public Accounting Firm. Statements of Net Assets Available for Benefits
                      as of December 31, 2004 and 2003.
                   Statements of Changes in Net Assets Available for Benefits
                      for the Years Ended December 31, 2004 and 2003.
                   Notes to Financial Statements.
                   Supplemental Schedule, Form 5500, Schedule H,
                      Part IV, Line 4(i)
                         Schedule of Assets (Held at End of Year)
                            as of December 31, 2004.

             (2)   Employee Stock Ownership Plan
                   -----------------------------
                   Report of Independent Registered Public Accounting Firm. Statements of Net Assets Available for Benefits
                      as of December 31, 2004 and 2003.
                   Statements of Changes in Net Assets Available for Benefits
                      for the Year Ended December 31, 2004 and 2003.
                   Notes to Financial Statements.

  (b)     Exhibits:
          ---------

             23    Consent of Independent Registered Public Accounting Firm -
                      Deloitte & Touche LLP

          M&I RETIREMENT PROGRAM -
          M&I RETIREMENT PLAN

          Financial Statements for the Years Ended
          December 31, 2004 and 2003, Supplemental
          Schedule as of December 31, 2004, and
          Report of Independent Registered Public
          Accounting Firm

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

TABLE OF CONTENTS
---------------------------------------------------------------------------
                                                                      Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 1

FINANCIAL STATEMENTS:
   Statements of Net Assets Available for Benefits -
      December 31, 2004 and 2003                                        2

   Statements of Changes in Net Assets Available for Benefits -
      Years Ended December 31, 2004 and 2003                            3

   Notes to Financial Statements                                     4-10

SUPPLEMENTAL SCHEDULE:
   Form 5500, Schedule H, Part IV, Line 4i -
     Schedule of Assets (Held at End of Year)
        as of December 31, 2004                                        11

   All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                    [Deloitte & Touche LLP Letterhead]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
M&I Retirement Program - M&I Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the M&I Retirement Program - M&I Retirement Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP


June 28, 2005

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
_______________________________________________________________________

                                            2004            2003
                                       -------------   -------------
Cash                                  $         --    $         --

Investments, at fair market value:
   Master trust                         877,480,909     758,182,955
   Loans to participants                    538,136          89,566
                                       -------------   -------------
      Total investments                 878,019,045     758,272,521

Receivables:
   Employee contributions                 1,365,310       1,125,223
   Employer contributions                39,282,557      37,131,866
                                       -------------   -------------
      Total receivables                  40,647,867      38,257,089
                                       -------------   -------------
NET ASSETS AVAILABLE FOR BENEFIT      $ 918,666,912   $ 796,529,610
                                       =============   =============

See notes to financial statements.

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003
_______________________________________________________________________

                                            2004            2003
                                       -------------   -------------
CONTRIBUTIONS:
   Participants                       $  35,382,404   $  31,442,074
   Employer                              39,052,790      37,175,015
   Participant rollovers                  6,898,543       2,629,660
                                       -------------   -------------
      Total contributions                81,333,737      71,246,749

INVESTMENT INCOME (LOSS):
   Income from Master Trust              79,753,296     142,678,199
   Net depreciation in fair
      value of investments                      --          (93,224)
   Interest and dividends                       --           10,701
                                       -------------   -------------
      Net investment income              79,753,296     142,595,676

DEDUCTIONS:
   Benefits paid to participants        (48,776,364)    (43,998,367)
   Administrative expenses                  (16,515)        (19,913)
                                       -------------   -------------
      Total deductions                  (48,792,879)    (44,018,280)

TRANSFERS IN FROM M&I EMPLOYEE
   STOCK OWNERSHIP PLAN                         --          210,752

TRANSFERS IN DUE TO PLAN
   MERGERS (NOTE 1)                       9,843,148             --
                                       -------------   -------------
NET INCREASE IN ASSETS
   AVAILABLE FOR BENEFITS               122,137,302     170,034,897
                                       -------------   -------------
NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                    796,529,610     626,494,713
                                       -------------   -------------
   End of year                        $ 918,666,912   $ 796,529,610
                                       =============   =============

See notes to financial statements.

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
---------------------------------------------------------------------------

   1.     DESCRIPTION OF THE PLAN
          -----------------------
          The M&I Retirement Program - M&I Retirement Plan (the "Plan") is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Marshall & Ilsley Corporation (the "Corporation") is the Administrator of the Plan and the Marshall & Ilsley Trust Company, a subsidiary of the Corporation, is the Trustee and recordkeeper of the Plan. The Trustee holds all investments of the Plan.

          The following descriptions of the Plan are provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

          Plan Transfer and Merger - During 2004 the Corporation purchased Advanced Financial Solutions, Inc. Effective December 1, 2004, the assets of the Advanced Financial Solutions, Inc. 401(k) Plan were merged into the Plan. Assets merged at December 1, 2004 were $9,843,148.

          Eligibility - All employees of the Corporation and subsidiaries who have completed one year of continuous service, as defined by the Plan, and have elected to become participants are eligible to receive employer profit sharing contributions. Employees may elect to make deferrals upon the date of hire.

          Contributions - Upon election to participate, the participant designates under a salary reduction agreement the amount of the annual contribution (0% to 50% of compensation, as defined), subject to IRS limitations. Employees may change the amount of the annual contribution as often as they wish. Participants who will reach at least age 50 by the end of the plan year have the ability to make pre-tax 401(k) catch-up contributions, subject to IRS limitations.

          Employer profit sharing contribution percentages are discretionary and are determined by the Board of Directors on an annual basis. The Corporation made a profit sharing contribution of 8% of eligible compensation during the years ended December 31, 2004 and 2003.

          Vesting - All employee contributions and related income are fully vested at all times. Employer profit sharing contributions vest at the earliest of the following dates:

             a. The date the participant completed at least 5 years of Vesting Service, as defined by the Plan.

             b. The date of the participant's death while employed by the employer or of an affiliated employer.

             c. The date of participant's attainment of age 65 or earlier disability.

             d. The date of termination of the Plan (or partial termination as to participants affected thereby) or the date of complete discontinuance of contributions by the employer at a time when the participant is employed by the employer or by an affiliated employer.

          Benefit Payments - Upon termination, death, retirement, in the event of disability, as defined, or financial hardship, a participant or beneficiary is entitled to withdraw his or her vested interest in a lump sum payment. Participants who are 59 or older may take pretax withdrawals for any reason. In addition, after-tax contributions made before 1987 and former Valley Bancorporation employee balances from the former Valley plan are available for distribution.

          Participant Accounts - Individual accounts are maintained for each of the Plan's participants. Each participant's account is credited with the participant's contribution and allocations of the Plan's income
          (loss) and any related administrative expenses based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          Investment Options - Participants may direct their pretax and Corporation profit sharing contributions and any related earnings thereon into eighteen investment options designated by the Plan's investment committee in 1% increments. Participants are able to change their investment elections daily.

          Due to the merger of the Advanced Financial Solutions, Inc. 401(k) Plan, the Plan held amounts in various funds that were no longer investment elections for participants at December 31, 2004. The funds allowed for Advanced Financial Solutions, Inc. 401(k) Plan were:

                   Causeway International Value Fund
                   Dodge & Cox Stock Fund
                   Dreyfus Appreciation Fund
                   Goldman Sachs Growth Opportunities Fund
                   Hotchkis & Wiley Small Cap Value Fund
                   PIMCO Total Return Fund
                   SEI Stable Assets Fund
                   Vanguard 500 Index Fund
                   Vanguard Lifestrategy Conservative Growth Fund
                   Vanguard Lifestrategy Growth Fund
                   Vanguard Lifestrategy Income Fund
                   Vanguard Lifestrategy Moderate Growth Fund


   2.     SIGNIFICANT ACCOUNTING POLICIES
          -------------------------------
          Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

          Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

          Contributions - Contributions from employees are recorded in the period the employer makes corresponding payroll deductions. Contributions from the employer are accrued based upon amounts required to be contributed as determined by the Plan.

          Investments and Income Recognition - Investments are stated at fair market value. The Trustee of the Master Trust determines the fair value of the Trust's investments by reference to published market data except for the Marshall & Ilsley Stable Principal Fund, which is valued at contract value (see Note 4), which approximates fair value. Each security is valued at the last sales price reported by the principal security exchange on which the issue is traded. Securities which are traded over-the-counter are valued at the mean between the latest bid and asked prices. Mutual funds are valued at the last market quotation by reference to published market data. Participant loans are valued at unpaid principal amounts, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

          Administrative Expenses - Significantly all administrative expenses for the Plan were paid by the Plan for the years ended December 31, 2004 and 2003. In 2004 and 2003, trustee fees were paid by the Corporation.

          Payment of Benefits - Benefit payments to participants are recorded upon distribution.

          Risks and Uncertainties - The Plan invests in a Master Trust, which invest in various securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could be material to the financial statements.

   3.     INVESTMENTS
          -----------
          The Plan's investments are commingled with the assets of the M&I Retirement Program - Employee Stock Ownership Plan in the M&I Retirement Program Master Trust ("Master Trust"). Investment income of the Master Trust is allocated to participating plans based on the individual participant balances.

          The assets of the Plan are commingled and are not segregated in the accounts of the trusts. The market value of the assets held in the Master Trust as of December 31, 2004 and 2003 is as follows:

                                           2004            2003
                                      --------------  --------------
M&I Retirement Program Master Trust

Investments:
   Cash                              $          --   $       19,184
   Marshall Funds Mutual Funds:*
      Intermediate Bond                  93,390,687      98,197,687
      Equity Income                      25,733,834      21,439,613
      Mid-Cap Growth                     45,180,332      40,016,594
      Mid-Cap Value                       9,210,171             --
      Large Cap Growth & Income          96,457,763      92,452,859
      International Stock                25,204,109      18,328,078
   Marshall & Ilsley Growth
      Balanced Fund *                    84,258,194      70,369,252
   Marshall & Ilsley Moderate
      Balanced Fund *                     1,483,550             --
   Marshall & Ilsley Aggressive
      Balanced Fund *                     3,057,247             --
   Marshall & Ilsley Aggressive
      Stock Fund *                       87,922,089      74,791,299
   Marshall & Ilsley Diversified
      Stock Fund *                        5,480,544             --
   Federated Max Cap Index Fund                 --      125,646,671
   Vanguard Institutional Index Fund    139,613,300             --
   Managers Special Equity Fund          32,576,527      23,425,835
   MFS Massachusetts Growth Fund         11,295,041      10,637,373
   Nicholas Fund                         40,267,514      34,925,114
   M&I Stable Principal Fund *           83,676,660      71,861,889
   Goldman Sachs Small-Cap Value Fund     9,794,802             --
   Marshall & Ilsley Common Stock * **  456,311,819     401,987,828
   Accrued income                           570,684         599,550
   Pending trades                        (1,355,084)     (1,119,105)
                                      --------------  --------------
Total assets of the M&I Retirement
   Program Master Trust              $1,250,129,783  $1,083,579,721
                                      ==============  ==============

  * - Represents party-in-interest
 ** - Shares of M&I common stock held at December 31, 2004 and 2003 amounted to 10,295,660 and 10,454,952, respectively.

          Allocations of the M&I Retirement Program Master Trust to participating plans as of December 31, 2004 is as follows:

          M&I Retirement Program -
             M&I Retirement Plan            $  877,480,909       70.19%
          M&I Retirement Program -
             Employee Stock Ownership Plan     372,648,874       29.81
                                             --------------    --------
          Total Assets of the M&I Retirement
             Program Master Trust           $1,250,129,783      100.00%
                                             ==============    ========

          Allocations of the M&I Retirement Program Master Trust to participating plans as of December 31, 2003 is as follows:

          M&I Retirement Program -
             M&I Retirement Plan            $  758,182,955       69.97%
          M&I Retirement Program -
             Employee Stock Ownership Plan     325,396,766       30.03
                                             --------------    --------
          Total Assets of the M&I Retirement
             Program Master Trust           $1,083,579,721      100.00%
                                             ==============    ========

          M&I Retirement Program Master Trust income and its allocation to the participating plans for the year ended December 31, 2004 is as follows:

          Dividend and interest income      $   20,446,346
          Net appreciation in the fair
             value of investments, by type:
                Mutual Funds                    35,840,178
                Common collective trusts        17,795,796
                Common stock                    61,607,314
                                             --------------
          Total M&I Retirement Master
             Trust Income                   $  135,689,634
                                             ==============

          M&I Retirement Program -
             M&I Retirement Plan            $    79,753,296      58.78%
          M&I Retirement Program -
             Employee Stock Ownership Plan       55,936,338      41.22
                                             --------------    --------
          Total Income of M&I Retirement
             Program Master Trust           $   135,689,634     100.00%
                                             ==============    ========

          M&I Retirement Program Master Trust income and its allocation to the participating plans for the year ended December 31, 2003 was as follows:

          Dividend and interest income      $   17,503,163

          Net appreciation in the fair
             value of investments, by type:
                Mutual Funds                    77,108,197
                Common collective trusts        30,548,994
                Common stock                   116,282,706
                                             --------------
          Total M&I Retirement Master
             Trust Income                   $  241,443,060
                                             ==============

          M&I Retirement Program -
             M&I Retirement Plan            $  142,678,199       59.09%
          M&I Retirement Program -
             Employee Stock Ownership Plan      98,764,861       40.91
                                             --------------    --------
          Total Income of M&I Retirement
             Program Master Trust           $  241,443,060      100.00%
                                             ==============    ========


   4.     GUARANTEED INVESTMENT CONTRACTS
          -------------------------------
          The Master Trust invests in Employee Benefit Collective Funds that invests in guaranteed investment contracts. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company's applicable rate schedule. The aggregate average yield of the investment contracts for the years ended December 31, 2004 and 2003 was 4.00% and 4.33%, respectively. The crediting interest rate for the investment contracts as of December 31, 2004 and 2003 was 4.31% and 4.33%, respectively. The fair value of the investment contracts as of December 31, 2004 and 2003 approximates the contract value. There are no limitations on guarantees of the contracts.


   5.     INCOME TAX STATUS
          -----------------
          The Plan has obtained a determination letter from the Internal Revenue Service dated November 26, 2002, approving the Plan as qualified for tax-exempt status. The Plan has been amended since receiving the determination letter. However, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   6.     RELATED PARTY TRANSACTIONS
          --------------------------
          As of December 31, 2004 and 2003, investments were made in a master trust, which includes common/collective trusts and mutual funds managed by a subsidiary of the Corporation, as well as common stock of the Corporation. These transactions were not considered prohibited transactions by statutory exemptions under ERISA regulations.


   7.     LOANS TO PARTICIPANTS
          ---------------------
          The Plan does not offer new loans to active participants. All existing loans are as a result of plan mergers due to acquisitions. The loans are repayable through payroll deductions and were written with original terms of one to twenty-five years. The interest rate was based on prevailing market conditions and is fixed over the life of the note. Interest rates on participant loans at December 31, 2004 and 2003 ranged from 4.00% to 11.00% and 5.75% and 11.00%, respectively.


   8.     FORFEITURES
          -----------
          Forfeited nonvested accounts are used to reduce Corporation contributions. During 2004 and 2003, $2,497,638 and $1,517,786 of
          forfeitures, respectively were used to reduce Corporation contributions. At December 31, 2004 and 2003, $2,063,936 and $2,497,638 respectively were available to reduce future Corporation contributions. These forfeitures relate to the nonvested portions of the employer profit sharing contributions.


   9.     PLAN TERMINATION
          ----------------
          Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.


                                     * * * * * *

                         SUPPLEMENTAL SCHEDULE FURNISHED

                                   PURSUANT TO

                    DEPARTMENT OF LABOR'S RULES AND REGULATIONS

M&I RETIREMENT PROGRAM -
M&I RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2004
___________________________________________________________________________
      Issuer                  Description                Fair Value
-------------------   ------------------------------  ----------------
*Marshall & Ilsley    Marshall & Ilsley Retirement
    Trust Company        Program  Master Trust        $  877,480,909

*Marshall & Ilsley    Loans to Participants
                         (interest rates ranging
                          from 4.00% to 11.00%)              538,136
                                                       --------------
Total assets (held at end of year)                    $  878,019,045
                                                       ==============

*Represents party-in-interest.

          M&I RETIREMENT PROGRAM -
          EMPLOYEE STOCK OWNERSHIP PLAN

          Financial Statements for the Years Ended
          December 31, 2004 and 2003, and Report of
          Independent Registered Public Accounting Firm

M&I RETIREMENT PROGRAM -
EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
---------------------------------------------------------------------------
                                                                      Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 1

FINANCIAL STATEMENTS:
   Statements of Net Assets Available for Benefits -
      December 31, 2004 and 2003                                        2

   Statements of Changes in Net Assets Available for Benefits -
      Years Ended December 31, 2004 and 2003                            3

   Notes to Financial Statements                                      4-9

   All schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act 1974 have been omitted because they are not applicable.

                    [Deloitte & Touche LLP Letterhead]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
M&I Retirement Program - Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the M&I Retirement Program - Employee Stock Ownership Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP


June 28, 2005

M&I RETIREMENT PROGRAM -
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003
_______________________________________________________________________

                                            2004            2003
                                       -------------   -------------
Investments, at fair market value:
   Master trust                       $ 372,648,874   $ 325,396,766
                                       -------------   -------------
      Total investments                 372,648,874     325,396,766

Receivables:
   Employer contribution                 11,957,582      11,112,565
                                       -------------   -------------
NET ASSETS AVAILABLE FOR BENEFITS     $ 384,606,456   $ 336,509,331
                                       =============   =============

See notes to financial statements.

M&I RETIREMENT PROGRAM -
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003
_______________________________________________________________________

                                            2004            2003
                                       -------------   -------------
CONTRIBUTIONS:
   Employer                           $  11,945,705   $  11,156,606

INVESTMENT INCOME (LOSS):
   Investment income from Master Trust   55,936,338      98,764,861
   Other net investment loss                    --         (253,595)
                                       -------------   -------------
      Net investment income (loss)       55,936,338      98,511,266

DEDUCTIONS:
   Benefits paid to participants        (19,777,825)    (20,670,440)
   Administrative expenses                   (7,093)         (8,433)
                                       -------------   -------------
      Total deductions                  (19,784,918)    (20,678,873)

TRANSFERS TO M&I RETIREMENT PLAN                --         (210,752)
                                       -------------   -------------
NET INCREASE                             48,097,125      88,778,247

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                    336,509,331     247,731,084
                                       -------------   -------------
   End of year                        $ 384,606,456   $ 336,509,331
                                       =============   =============

See notes to financial statements.

M&I RETIREMENT PROGRAM -
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------

   1.     DESCRIPTION OF THE PLAN
          -----------------------
          The Marshall & Ilsley Corporation (the "Corporation") formed on January 1, 2002, the M&I Retirement Program - Employee Stock Ownership Plan (the "Plan"), a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Corporation is the Administrator of the Plan and the Marshall & Ilsley Trust Company, a subsidiary of the Corporation, is the trustee and recordkeeper of the Plan. All investments of the Plan are held by the Trustee.

          The following description of the Plan is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

          Eligibility - All employees of the Corporation and subsidiaries who have completed one year of continuous service and have elected to participate in the employee deferrals offered in another corporation plan, the M&I Retirement Program - M&I Retirement Plan are eligible to participate in the Plan.

          Contributions - The Corporation contributes an employer match that is a percentage of the participants' contribution to the M&I Retirement Program - M&I Retirement Plan. Such percentage is based on a scale which increases with the annual rate of return on equity of the Corporation. The maximum contribution is 50% of the participant's contribution up to 6% of a participant's total eligible compensation, and if the annual rate of return on equity is less than 11%, the employer contribution is not required. For the years ended December 31, 2004 and 2003, the Corporation matched 50% up to 6% of eligible compensation. Participants must have completed 1,000 hours of service during the plan year and be employed on December 31 to receive that year's employer matching contribution.

          Vesting - A participant is 100% vested at all times.

          Participant Accounts - Individual accounts are maintained for each of the Plan's participants. Each participant's account is credited with the Company's matching contribution and allocations of the Plan's income (loss) and any related administrative expenses based on participant's earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          Investment Options - The employer matching contributions are invested in Marshall & Ilsley Common Stock within the M&I Retirement Program Master Trust and is non-participant directed. Balances transferred from merged plans that were originally in the form of Marshall & Ilsley Common Stock and participants over the age of 55 are able to direct their investments within the master trust.

          Benefit Payments - Upon termination, death, retirement, disability, as defined, or financial hardship, a participant or beneficiary is entitled to withdraw his or her vested interest in a lump sum payment. Participants who are 59 or older may take pretax withdrawals for any reason. In addition, after-tax contributions made before 1987 and former Valley Bancorporation employee balances from the former Valley Bancorporation plan are available for distribution.


   2.     SIGNIFICANT ACCOUNTING POLICIES
          -------------------------------
          Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

          Accounting Estimates - The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

          Investments and Income Recognition - Investments are stated at fair market value. The Trustee of the Master Trust determines the fair value of the Trust's investments by reference to published market data except for the Marshall & Ilsley Stable Principal Fund, which is valued at contract value (see Note 4), which approximates fair value. Each security is valued at the last sales price reported by the principal security exchange on which the issue is traded. Securities which are traded over-the-counter are valued at the mean between the latest bid and asked prices. Mutual funds are valued at the last market quotation by reference to published market data. Purchases and sales of investments are accounted for on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

          Administrative Expenses - Significantly all administrative expenses of the Plan were paid by the Plan for the years ended December 31, 2004 and 2003. Trustee fees were paid by the Corporation.

          Payment of Benefits - Benefits paid to participants are recorded when paid.

          Risks and Uncertainties - The Plan invests in a Master Trust, which invest in various securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could be material to the financial statements.

   3.     INVESTMENTS
          -----------
          The Plan's investments are commingled with the assets of the M&I Retirement Program - M&I Retirement Plan in the M&I Retirement Program Master Trust ("Master Trust"). Investment income (loss) of the Master Trust is allocated to participating plans based on the individual participant balances.

          The assets of the Plan are commingled and are not segregated in the accounts of the trusts. The market value of the assets held in the Master Trust as of December 31, 2004 and 2003 is as follows:

                                           2004            2003
                                      --------------  --------------
M&I Retirement Program Master Trust

Investments:
   Cash                              $          --   $       19,184
   Marshall Funds Mutual Funds:*
      Intermediate Bond                  93,390,687      98,197,687
      Equity Income                      25,733,834      21,439,613
      Mid-Cap Growth                     45,180,332      40,016,594
      Mid-Cap Value                       9,210,171             --
      Large Cap Growth & Income          96,457,763      92,452,859
      International Stock                25,204,109      18,328,078
   Marshall & Ilsley Growth
      Balanced Fund *                    84,258,194      70,369,252
   Marshall & Ilsley Moderate
      Balanced Fund *                     1,483,550             --
   Marshall & Ilsley Aggressive
      Balanced Fund *                     3,057,247             --
   Marshall & Ilsley Aggressive
      Stock Fund *                       87,922,089      74,791,299
   Marshall & Ilsley Diversified
      Stock Fund *                        5,480,544             --
   Federated Max Cap Index Fund                 --      125,646,671
   Vanguard Institutional Index Fund    139,613,300             --
   Managers Special Equity Fund          32,576,527      23,425,835
   MFS Massachusetts Growth Fund         11,295,041      10,637,373
   Nicholas Fund                         40,267,514      34,925,114
   M&I Stable Principal Fund *           83,676,660      71,861,889
   Goldman Sachs Small-Cap Value Fund     9,794,802             --
   Marshall & Ilsley Common Stock * **  456,311,819     401,987,828
   Accrued income                           570,684         599,550
   Pending trades                        (1,355,084)     (1,119,105)
                                      --------------  --------------
Total assets of the M&I Retirement
   Program Master Trust              $1,250,129,783  $1,083,579,721
                                      ==============  ==============

  * - Represents party-in-interest
 ** - Shares of M&I common stock held at December 31, 2004 and 2003 amounted to 10,295,660 and 10,454,952, respectively.

          Allocations of the M&I Retirement Program Master Trust to participating plans as of December 31, 2004 is as follows:

          M&I Retirement Program -
             M&I Retirement Plan            $  877,480,909       70.19%
          M&I Retirement Program -
             Employee Stock Ownership Plan     372,648,874       29.81
                                             --------------    --------
          Total Assets of the M&I Retirement
             Program Master Trust           $1,250,129,783      100.00%
                                             ==============    ========

          Allocations of the M&I Retirement Program Master Trust to participating plans as of December 31, 2003 is as follows:

          M&I Retirement Program -
             M&I Retirement Plan            $  758,182,955       69.97%
          M&I Retirement Program -
             Employee Stock Ownership Plan     325,396,766       30.03
                                             --------------    --------
          Total Assets of the M&I Retirement
             Program Master Trust           $1,083,579,721      100.00%
                                             ==============    ========

          M&I Retirement Program Master Trust income and its allocation to the participating plans for the year ended December 31, 2004 is as follows:

          Dividend and interest income      $   20,446,346
          Net appreciation in the fair
             value of investments, by type:
                Mutual Funds                    35,840,178
                Common collective trusts        17,795,796
                Common stock                    61,607,314
                                             --------------
          Total M&I Retirement Master
             Trust Income                   $  135,689,634
                                             ==============

          M&I Retirement Program -
             M&I Retirement Plan            $    79,753,296      58.78%
          M&I Retirement Program -
             Employee Stock Ownership Plan       55,936,338      41.22
                                             --------------    --------
          Total Income of M&I Retirement
             Program Master Trust           $   135,689,634     100.00%
                                             ==============    ========

          M&I Retirement Program Master Trust income and its allocation to the participating plans for the year ended December 31, 2003 was as follows:

          Dividend and interest income      $   17,503,163

          Net appreciation in the fair
             value of investments, by type:
                Mutual Funds                    77,108,197
                Common collective trusts        30,548,994
                Common stock                   116,282,706
                                             --------------
          Total M&I Retirement Master
             Trust Income                   $  241,443,060
                                             ==============

          M&I Retirement Program -
             M&I Retirement Plan            $  142,678,199       59.09%
          M&I Retirement Program -
             Employee Stock Ownership Plan      98,764,861       40.91
                                             --------------    --------
          Total Income of M&I Retirement
             Program Master Trust           $  241,443,060      100.00%
                                             ==============    ========


   4.     GUARANTEED INVESTMENT CONTRACTS
          -------------------------------
          The Master Trust invests in Employee Benefit Collective Funds that invests in guaranteed investment contracts. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. Under the terms of the investment contracts, the crediting interest rate is determined semi-annually based on the insurance company's applicable rate schedule. The aggregate average yield of the investment contracts for the years ended December 31, 2004 and 2003 was 4.00% and 4.33%, respectively. The crediting interest rate for the investment contracts as of December 31, 2004 and 2003 was 4.31% and 4.33%, respectively. The fair value of the investment contracts as of December 31, 2004 and 2003 approximates the contract value. There are no limitations on guarantees of the contracts.

   5.     NON-PARTICIPANT DIRECTED ACCOUNTS
          ---------------------------------
          Information about the net assets as of December 31, 2004 and 2003 and the significant components of the changes in net assets for the years ended December 31, 2004 and 2003 relating to non-participant directed balances is as follows:

                                            2004            2003
                                       -------------   -------------
Investment in Master Trust            $ 133,624,444   $ 110,109,187
Employer contribution receivable          9,584,531       9,219,522
                                       -------------   -------------
   Total assets                       $ 143,208,975   $ 119,328,709
                                       =============   =============

Changes in assets attributable to:
   Contributions                      $   9,584,531   $   9,219,522
   Investment income from Master Trust   19,237,611      33,348,978
   Benefit payments                      (4,436,129)     (3,423,975)
   Expenses                                  (2,412)         (2,840)
   Transfers to participant
      directed accounts                    (503,335)        (53,055)
                                       -------------   -------------
      Net increase                       23,880,266      39,088,630

Balance, beginning of year              119,328,709      80,240,079
                                       -------------   -------------
Balance, end of year                  $ 143,208,975   $ 119,328,709
                                       =============   =============


   6.     INCOME TAX STATUS
          -----------------
          The Plan has obtained a determination letter from the Internal Revenue Service dated November 26, 2002, approving the Plan as qualified for tax-exempt status. The Plan has been amended since receiving the determination letter. However, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.


   7.     RELATED PARTY TRANSACTIONS
          --------------------------
          As of December 31, 2004 and 2003, investments were made in a master trust, which includes common/collective trusts and mutual funds managed by a subsidiary of the Corporation, as well as common stock of the Corporation. These transactions were not considered prohibited transactions by statutory exemptions under ERISA regulations.


   8.     PLAN TERMINATION
          ----------------
          Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.


                                 * * * * * * *

                                 SIGNATURES
                                 ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                     M&I Retirement Program

                                     /s/ Paul J. Renard
                                     ____________________________

                                     Paul J. Renard
                                     Senior Vice President,
                                       Director of Human Resources
                                       of the Marshall & Ilsley
                                       Corporation and a Member
                                       of the Committee of the
                                       M&I Retirement Program


Date: June 28, 2005